

Restoring the Ultimate American Legacy Motorcycle Brand for our Post-Luxury Electric Future

INVEST IN **CURTISS MOTORCYCLE CO.**

Future American Motorcycle Leadership

curtissmotorcycles.com   Leeds AL

Technology   Retail   B2C   Transportation   Clean Tech

Featured Investors

Investors include

James Hoegh   Whoopi Goldberg



James Hoegh

Syndicate Lead

Invested in Curtiss Motorcycle Co.

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Few if anyone knows motorcycles like Matt Chambers, and certainly nobody is more dedicated to providing the ultimate riding experience than he. I had ridden many motorcycles over the years, and yet when I first laid eyes, rode, and then owned a bike that he and JT Nesbitt had designed and built, a 2004 F124 Hellcat, my appreciation of motorcycles and motorcycling took a whole new turn. The visual impact, the physical materials, fit, functionality, nimbleness, proportionality, the silhouette and the perfect blend of beauty and brutality were like nothing I'd ever seen before in a motorcycle, particularly production. Not to mention it was downright FUN, and still is. It truly changed my life in so many ways. The friends I have met from around the world, the places explored and personal growth fostered, all because of this one unique motorcycle, and the subsequent others I too now own, each designed and built by Matt Chambers and his small team of exceptional talent. The very same enthusiasts who have now hand-crafted the Curtiss One. .... From Ted Chian's, The Merchant and the Alchemist's Gate, "Four things do

not come back: the spoken word, the sped arrow, the past life, and a neglected opportunity." This very moment is the exact opportunity to which he refers.

James Hoegh

AMA Land Speed Record Holder 2012 - present, Bonneville Motorcycle Speed Trials, Bonneville Salt Flats, X132 Hellcat Combat, top speed 181.373 mph

Invested $10,000 this round & $195,000 previously

Highlights

1. Curtiss is the perfect brand formed by the perfect team;

2. executing the perfect plan with the perfect launch vehicle;

3. at the perfect time!

4. LiveWire, the other exclusively-electric American OEM, is our only logical comparable.

5. Their market valuation is over $2B (with virtually no sales).

6. This validates our business case.

7. If we achieve our goal of leadership, the market will value our effort accordingly.















7 If we achieve our goal of leadership, the market will value our effort accordingly.

8 Join our effort; together let's win this 400-to-1 moonshot.

Our Team

H Matthew Chambers Co-founder, CEO & Chairman of the Board

Matt began his journey in this industry circa 1991 and created some of the world's most iconic and novel v-twin designs over a 25+ year span. Circa June 2016, Matt re-formed Curtiss, envisioning luxury motoring on two-wheels in a better way.

> We feel there has never been true luxury two-wheeled motoring.

Jordan Cornille Co-founder, Strategy & Design

After studying Automotive Design in Detroit, Jordan joined Matt to close out the $100,000+ exotic v-twin era. Circa June 2016, Jordan re-formed Curtiss to bring sustainable global awareness to one of America's most storied legacy brands.

JT Nesbitt Head of Innovation + Design

A fine artist and sculptor obsessed with the motorcycle, JT dedicated himself to motorcycle innovation and design in 1999 when he joined our team. If reincarnation is real, he is Glenn Hammond Curtiss 2.0.

Andrea Hiott Communications

Andrea Hiott is a philosopher & cognitive scientist. Her work explores the ways we move through the world and how transportation changes our feelings, thoughts and ecologies.

Pam Miller Administrations



Vinay Valleru Engineering + CAD

Invest in the Future of American Motorcycles

THE PERFECT **BRAND**

LEGENDARY

FOUNDER

Glenn H. Curtiss founded Curtiss 1.0 in **1902**. He later shuttered his motorcycle business to be a key Founder for the American aviation industry.

ALL-TIME GREAT

INNOVATOR

Glenn created the **iconic American v-twin**, along with every other internal combustion engine motorcycle architecture.

The **world's first** licensed pilot is also credited as the innovator behind many modern-day aviation technologies and systems.



" a rich **innovation and design-driven** legacy brand that personifies **American-Yankee ingenuity** "

THE PERFECT **TEAM**

For **33 years** our team of passionate true-believers has designed and handcrafted **novel and timeless** works of exotic two-wheeled motoring for the **world's most accomplished** men and women.

Our work was, is and shall always be **inspired by Mr. Curtiss**.



" OUR VISION WAS CLEAR; MAKE **THE BEST MOTORCYCLES** IN THE WORLD "

LUXURY

" CREATING **LUXURY PRODUCTS**

Typically, premium brands (everyone else; ie. Harley-Davidson / LiveWire) earn a 1-times revenue market valuation while luxury brands (ie. Ferrari, Curtiss) earn a **10-times revenue** valuation.

Curtiss offerings will **always be luxury** relative to others, no matter what market we enter.

AND EARNING **LUXURY-EXCLUSIVE MARGINS** MAKES CURTISS MORE **FUN** AND **SECURE** "

2024 / 2025
PHASE 1

Goal: Achieve profitability / cash flow from operations; approximately *$5M in business*

Target: Smallest Viable Audience / coastal California ultra-high net worth individuals ($100M+)

Price Points: $99,000 - $130,000



2026 / 2027
PHASE 2

Goal: Mount an attack in a second competition-free zone; approximately *$20M in business*

Target: High net worth individuals in North America ($3M+)

Price Points: $60,000 - $130,000



2028 / 2029
PHASE 3

Goal: Mount a flanking attach in the middle market; approximately *$100M+ in business*

Target: Millionaires and aspiring millionaires across the globe

Price Points: $25,000 - $130,000



2030 to 2050
PHASE 4

Goal: *Grow 20% per year for 20 years*

Price Points: $15,000 - $130,000

THE PERFECT **PLAN**



" THE MOST **DESIRABLE MOTORCYCLE** IN THE WORLD JUST HAPPENS TO BE **ELECTRIC** "

THE CURTISS

has already generated **10+-times more qualified buyer-interest** from the world's makers and shapers than any of our previous I.C.E. design efforts.

This is because we set out to create the **best motorcycle in the world** knowing that our **uncompromised application** of electron-charged technology would result in what we had been yearning to do for 33 years; create **genuine luxury motoring** on two-wheels.

THE PERFECT **LAUNCH INSTRUMENT**

THE PERFECT **TIME**



" **THE CURTISS** IS THE **FIRST COOL, SEXY** ELECTRIC MOTORCYCLE; **THERE IS NO ONE ELSE** "

Tesla became **the leader** for electric cars because of their **ideally-timed launch** of the Model S when there was no one else.

Curtiss is doing the same for the electric motorcycle.

THE COMPARABLES




LVWR		CMOT	
2026 Projections		2029 Projections	
100,961 Units	**6.1%** Bottom Line	**4,300** Units	**30%+** Bottom Line
18.6% Gross Margin	**$8.3M** 2023 Monthly Operating Costs	**50%+** Gross Margin	**$50K** 2023 Monthly Operating Costs
$1.8B Premium Valuation (1-times revenue)		**$1.25B** Luxury Valuation (10-times revenue)	

THE **OPPORTUNITY**
HUGE POTENTIAL R.O.I.

JOIN US!

Together let's win this

400-to-1

MOONSHOT

If Curtiss were to achieve its goals as stated, CMOT investors would make an approximate 400:1 return on their investment relative to making an investment of the same size in LVWR. This is not a guarantee and the outcome of LVWR or anyother stock does not dictate or predict the outcome of CMOT.

View Our Deck Below:



7 FIRSTS

Geometrically & Ergonomically Adjustable

Battery / Radiator / Backbone Singularity

Created From The Inside-Out

Perfectly Centered

Full-Immersion, Liquid Cooled



Inside-Out

Precision-Machined
From Billet Aluminum

Liquid Cooled

Designed For
Radical Scale

PERFECTLY CENTERED

BATTERY / BACKBONE /
RADIATOR SINGULARITY

ADJUSTABLE GEOMETRICS
& ERGONOMICS
→ OVER 20 FOOT PEG LOCATIONS
→ TWO WHEELBASE OPTIONS
→ ADJUSTABLE HANDLEBARS



ENTIRELY PRECISION-
MACHINED FROM
BILLET ALUMINUM

ADJUSTABLE CARBON
FIBER SUSPENSION

FULL-IMMERSION
LIQUID COOLED





CREATED FROM THE
INSIDE-OUT



THE CURTISS MOTORCYCLE

People buy luxury recreational vehicles based upon their beauty.











But, she's got to ride like she looks!









INTELLECTUAL PROPERTY

US PATENT NO. 11,634,191

RIDER-CENTERED ARCHITECTURE

○ Ideal Symmetry

○ Better Balance





FIG. 2B

WE BELIEVE THIS IS THE

THE BEST WAY TO MAKE AN ELECTRIC MOTORCYCLE

SCALABLE, PATENTED*, MODULAR PLATFORM



3.3kW On-Board Charger



CASCADIA PM100 INVERTER



AMG/YASA P400 AXIAL FLUX MOTOR



*Imagine if Tesla had been awarded a patent for the skateboard platform now ubiquitous with the electric car

PROPRIETARY TECHNOLOGY



BILLET CORE

○ Aerospace-Grade 6061 Aluminum

○ Precision CNC-Machined





CARBON FIBER SUSPENSION

○ Adjustable Rake & Trail

○ Adjustable Ride Height

○ Identical Parts Front & Rear

STRUCTURAL IMMERSION BATTERY

○ Fully-Submersed Cells & BMS

○ Optimized Cooling & Safety

○ Vessel Finned Inside & Out

○ Acts As Radiator



PORTFOLIO

THE CURTISS®
from $90,000

THE HERCULES BY CURTISS®
from $45,000 (circa 2026)

- Inspired by Glenn Hammond Curtiss, the Greatest Motorcyclist to Ever Live

- Based Upon Glenn's Original 1902 Motorcycle, "The Hercules" (pictured below)


THE HERCULES

OUR BRAND



Curtiss Motorcycles, originally founded by Glenn Curtiss in 1902, invented every form of internal combustion engine motorcycle architecture, including single-cylinder designs, twins, triples, fours and eight-cylinders.

Notably, Mr. Curtiss invented the archetypal All-American big v-twin, so revered by motorcycle aficionados worldwide.

Mr. Curtiss shuttered his motorcycle venture in 1912. Next, he founded the American aviation industry.

Curtiss 2.0 stands on the shoulders of this giant of a man, attempting to bring his daring, genius, grit and determination to electrification of our beloved all-American road bike.

AMERICAN POST-LUXURY

"Luxury has evolved to become softer, slower, truer and less aggressive

Post-luxury means buying less, but better (fewer products, better experiences).

Curtiss begins with the motorcycle.

The Curtiss Motorcycle is handcrafted to last forever, each caretaker being

Maria Faura Vives de la Cortada
Director of Marketing
L'Oreal Perfumes

responsible for its eventual inheritance by the next generation.

Curtiss Work & Cycle business and casual wear will further immerse our owners in the Curtiss post-luxury lifestyle.

WORK & CYCLE

Moto-Inspired Business & Casual Wear

As good, if not better, than the standard set by the motorcycle.

coming 2024

PROJECTIONS

	FY**2024**	FY**2025**	FY**2026**
Units	20	45	65
Avg. Price	$117,000	$117,000	$117,000
Proj. Gross Margin	49%	57%	59%
Revenue	**$2,340,000**	**$5,265,000**	**$7,605,000**
Cost of Goods Sold	(1,200,000)	(2,250,000)	(3,090,000)
Net Revenue	1,140,000	3,015,000	4,515,000
SG&A	(1,200,000)	(1,800,000)	(2,400,000)
EBITDA	**($60,000)**	**$1,215,000**	**$2,115,000**

" *Luxury goods are the only area in which it is possible to make luxury margins.*

Bernard Arnault
CEO of LVMH

The above contains forward-looking projections that cannot be guaranteed.

CAPITAL UTILIZATION

$1.5M initiates first customer deliveries of The Curtiss Motorcycle in FY 2024 at luxury-exclusive margins, earning sustainable growing net cash flow.

$500K
Validation &
Certification

$750K
Production
Inventory

$250K
Cash
on
Hand

THE CURTISS CULTURE

"The rebel is the man who loves humanity and yearns to see it in a better way." - A. Camus

This belief inspired our 33 year old culture. With 700+ investor-owners backing us, we believe we have cracked the code for the future of luxury motoring in the **best way** possible.





2014

2015

TRACTION

130 Sets
of proprietary
components
in-house

2+ Years
of road test
validation
complete

Form S-1
SEC
registration
filing in
progress

$3.5M+ Raised
from over 700
investors

DoE
manufacturing
grant
application in
progress

OUR PROMISE

Only the best; one motorcycle at a time; no compromise.

Curtiss means best design, technology, specification and craftsmanship.

LEADERSHIP
THE FUTURE IS ELECTRIC

We are on the cusp of a new age.

There is no brand leader for the electric motorcycle.

For the last 7 years, Curtiss has applied all of its passion and experience to creating the best American road bike ever made.

We are confident The Curtiss Motorcycle is the perfect launch instrument at the perfect time, Spring / Summer 2024. There is no one else.

Historically, the first clearly-best solution achieves leadership status.

THE CURTISS



EVERYTHING ELSE



Together, let's make **Curtiss** the leader again.



Pictured: Glenn Curtiss moments before becoming the "World's Fastest Man," the only person ever to achieve this feat on two-wheels. Of course, the motorcycle was a Curtiss.





Pictured: The Curtiss 8. The only motorcycle part of The Smithsonian's Air and Space Museum's permanent collection.